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                                                    Filed by Viant Corporation
                                 pursuant to Rule 425 under the Securities Act
                                          of 1933 and deemed filed pursuant to
                         Rule 14a-12 under the Securities Exchange Act of 1934
                                            Subject Company: Viant Corporation
                                                 Commission File No. 333-90800

On July 23, 2002, this press release was jointly issued by divine, inc. and Viant Corporation:


                    N  E  W  S     R  E  L  E  A  S  E
                    www.divine.com                          : DVIN


[DIVINE LOGO]
                                              [NASDAQ LOGO]

DIVINE CONTACTS                                             VIANT CONTACTS
INDIVIDUAL INVESTORS:        MEDIA INQUIRIES:               MEDIA INQUIRIES:         INVESTORS:
Brenda Lee Johnson           Susan Burke/Anne Schmitt       Carol Trager             Dwayne Nesmith
Direct: 773.394.6873         Direct: 773.394.6746 / 6827    Direct: 617.531.3784     Direct: 617.531.3700
Brenda.Johnson@divine.com    susan.burke@divine.com         ctrager@viant.com        dnesmith@viant.com
                             anne.schmitt@divine.com



     DIVINE AND VIANT ANNOUNCE MODIFICATION OF TERMS OF PENDING ACQUISITION

              VIANT ACQUISITION EXPECTED TO CLOSE BY MID-SEPTEMBER;
MODIFIED TERMS INCREASE CASH DISTRIBUTION TO VIANT SHAREHOLDERS TO $72.5 MILLION

CHICAGO - JULY 23 /PRNewswire-FirstCall/ - DIVINE, INC., (NASDAQ: DVIN), a leading provider of solutions for the extended enterprise, and Viant Corporation, (Nasdaq: VIAN), a provider of digital business solutions, today announced that they have amended the terms of the definitive agreement under which divine will acquire Viant. The amendment to the merger agreement has been approved by the boards of directors of both companies, and requires only the approval of Viant's shareholders. The merger is now expected to close by mid-September.

"We believe in the fundamental soundness of this combination with Viant for its complementary skill base, geographic reach and vertical expertise, as well as its top-flight client base and financial strength," said divine Chairman and Chief Executive Officer Andrew "Flip" Filipowski. "The completion of this acquisition is consistent with divine's goal to achieve operating profitability by the fourth quarter of this year and is in the best interests of all the shareholders."

Under the amended terms of the definitive agreement, divine will acquire all of the outstanding shares of Viant common stock for an amount of divine Class A common stock equal to $7,500,000 divided by the average trading price of divine Class A common stock, but in no event will divine issue more than 19.99% of its outstanding common stock in the transaction. The average trading price for the divine Class A common stock will be equal to the volume weighted average price for the 10-day trading period ending 2 days prior to the closing of the merger, but the per share average trading price for this calculation will not be less than $2.0325 or greater than $2.9675. As a result of the revised terms, no vote of the divine shareholders will be required.

In connection with the closing of the merger, Viant will distribute cash in the amount of $72.5 million to the Viant shareholders of record prior to the consummation of the merger. Based upon approximately 49.7 million shares of Viant common stock as of July 19, 2002, which includes the anticipated issuance of additional shares of common stock as a result of the acceleration and net exercise of outstanding Viant stock options, the per share cash distribution is expected to equal approximately $1.46. The amount of cash payable to Viant shareholders will be increased by the amount of cash proceeds Viant receives upon the exercise of employee options. It is believed that this cash distribution should be treated as a return of capital to the extent of a shareholder's basis.

Viant intends to issue a press release announcing the anticipated per share amount of the distribution on the third trading day prior to the special meeting of Viant shareholders.

Based upon the closing price of $2.47 for divine Class A common stock on July 22, 2002, the aggregate value of the cash distribution and stock consideration to be received by a Viant shareholder as a result of the revised terms would equal approximately $1.61 per share of common stock as of July 19, 2002 (assuming the issuance of additional shares as a result of the acceleration and net exercise of outstanding Viant stock options).

In addition, the amount of cash and stock payable to Viant shareholders may be increased by $1,100,000, in the aggregate, upon the realization of certain cost savings related to vendor agreements. If these savings are realized, the parties intend to issue a press release describing the additional consideration.

The modified terms also removed certain operational covenants related to divine's business, extended the termination date from August 5, 2002 to a date no later than September 30, 2002 and resulted in the acceleration of all outstanding Viant stock options.

The Viant board of directors retained and was advised by SG Cowen Securities Corporation as to the revised financial terms of the proposed acquisition. SG Cowen delivered an opinion to the Viant board of directors that the consideration to be received as a result of the transaction, including the shares of divine Class A common stock and the cash distribution, is fair from a financial point of view to Viant shareholders.

"We are eager for the completion of this agreement with divine, and expect that the combination will deliver important benefits to our clients, including a broader range of extended enterprise solutions and international support and provides greater value to our shareholders," said Viant Chairman and CEO Bob Gett.



ABOUT VIANT CORPORATION

Viant Corporation, (Nasdaq: VIAN), a professional services organization providing digital business solutions, applies industry insight and technology understanding to help clients leverage assets for better business performance. Founded in 1996, Viant employs professionals from the creative, technology and strategy disciplines and maintains a presence in Boston, Los Angeles, and New York. More information about Viant can be found at www.viant.com.



ABOUT DIVINE, INC.

divine, inc., (Nasdaq: DVIN) is focused on extended enterprise solutions. Through professional services, software services and managed services, divine extends business systems beyond the edge of the enterprise throughout the entire value chain, including suppliers, partners and customers. divine offers single-point accountability for end-to-end solutions that enhance profitability through increased revenue, productivity, and customer loyalty. The company provides expertise in collaboration, interaction, web services and knowledge solutions that enlighten, empower and extend enterprise systems.

Founded in 1999, divine focuses on Global 5000 and high-growth middle market firms, government agencies, and educational institutions, and currently serves over 20,000 customers. For more information, visit the company's Web site at www.divine.com.


                                      # # #
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(C)2002 divine, inc. divine is a trademark of divine, inc. Viant is a registered trademark of Viant Corporation. All other trademarks, trade names and service marks referenced herein are the properties of their respective companies.



ADDITIONAL INFORMATION: DIVINE HAS FILED A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION. VIANT PLANS TO MAIL A PROXY STATEMENT/PROSPECTUS TO VIANT'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT AND THE AMENDED PROXY STATEMENT/PROSPECTUS FOR THE MERGER CAREFULLY WHEN THEY ARE AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIVINE, VIANT, THE PROPOSED TRANSACTION AND RELATED MATTERS. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

Viant, and its directors, officers and other regular employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Viant with respect to the transactions contemplated by the merger agreement. Information regarding Viant's directors, officers and other regular employees is included and/or incorporated by reference in the proxy statement/prospectus regarding the proposed transaction that was filed with the SEC on June 19, 2002 and will also be included in the amended proxy statement/prospectus when it is available.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in this news release that are forward-looking are based on current expectations about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and are subject to a number of uncertainties and risks, and divine's actual results, performance, prospects or opportunities in 2002 and beyond may differ materially from those expressed in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that Viant's business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; divine's ability to expand its customer base and achieve and maintain profitability; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; divine's ability to predict revenues from project-based engagements; divine's ability to keep pace with technological developments and industry requirements; divine's ability to efficiently manage its growing operations; changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks; increasing competition from other providers of software solutions and professional services; the extent to which customers want to purchase software applications under hosted subscription based models; divine's ability to address the risks associated with international operations; divine's ability to become cash flow positive before it depletes its cash reserves or becomes insolvent; divine's ability to maintain its Nasdaq listing; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement filed by divine with the SEC relating to this transaction. For further information about risks, uncertainties and contingencies relating to divine and Viant and their respective businesses, please review their most recent respective Forms 10-K and 10-Q filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief, or expectation only as of the date hereof. Except as required by federal securities laws, divine undertakes no obligation to publicly revise these forward-looking statements or risks, uncertainties, or contingencies to reflect events or circumstances that arise after the date hereof.